NEWS REALEASE TSX: KL

Kirkland Lake Gold Confirms Ticker Symbol Change to TSX:KL

Toronto, Ontario and Vancouver, British Columbia – December 6, 2016 – Kirkland Lake Gold Ltd. (“KL Gold or the “Company”) (TSX: KL) a new mid-tier gold producer with operations in Canada and Australia announces that effective today, the trading symbol on the Toronto Stock Exchange for Kirkland Lake Gold Ltd. is “KL.”

There is no action required by current shareholders in connection with this change. The Company’s new CUSIP number is 49741E100, and on an issued and outstanding basis the Company's share capital is 202,289,201.

The two issues of convertible debentures (KGI.DB and KGI.DB.A) will continue to trade under the symbols KLG.DB and KLG.DB.A, respectively.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd., is a new mid-tier gold producer targeting +500,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from three high grade, low-cost operations including the Macassa Mine Complex and the Taylor Mine located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. Kirkland’s solid base of quality assets is complemented by development and district scale exploration projects, supported by a strong financial positon with extensive management and operational expertise.

For further information, please contact:
Kirkland Lake Gold Ltd.
Toll Free: 1-866-384-2924
www.klgold.com

Tony Makuch, Chief Executive Officer, P.Eng
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, VP, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@newmarketgoldinc.ca

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.